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CONTACTS FOR ENDOGEN:
Owen A. Dempsey, President & CEO                    Michelle L. Linn
Avery W. Catlin, VP Finance & CFO                   or Karen C.K. Drake
(781) 937-0890                                      Feinstein Kean Partners Inc.
website: http://www.endogen.com                     (617) 577-8110
                                                    website: http://www.fkpi.com

CONTACT FOR PIERCE CHEMICAL COMPANY:
Robb Anderson, President
(815) 968-0747

                                                          FOR IMMEDIATE RELEASE

                PERSTORP AB MAKES OFFER TO ACQUIRE ENDOGEN, INC.

ROCKFORD, ILLINOIS AND WOBURN, MASSACHUSETTS, MAY 27, 1999 - Perstorp AB subsidiary PerBio Science AB and Endogen, Inc. (Nasdaq: ENDG; BSE: EDG) announced today that they have executed a definitive merger agreement that provides for a cash tender offer for all of the outstanding shares of Endogen, Inc. for a total transaction value of approximately $13.6 million. PerBio Science AB, which is a leading supplier in several life-science product segments, consists of the American companies Pierce Chemical Company of Rockford, Illinois and HyClone Laboratories, Inc. of Logan, Utah and of the Sweden-based company Atos Medical.

PerBio Science's offer relates to the acquisition of all of the outstanding shares of Endogen, Inc. for $3.75 per share in cash. The tender offer will be commenced within five business days. The tender offer will be conditional upon, among other things, there being validly tendered and not withdrawn at least two-thirds of the fully-diluted outstanding shares of Endogen, Inc. Upon the successful completion of the tender offer, a subsidiary of PerBio Science AB will be merged into Endogen, Inc. and any Endogen, Inc. shares not tendered and purchased in the tender offer will be converted into the right to receive $3.75 per share in cash.

In connection with the execution of the merger agreement, PerBio Science AB has entered into an agreement with directors and executive officers of Endogen, Inc. whereby they have agreed to tender their outstanding shares in the tender offer.

As part of PerBio Science AB, Endogen, Inc. will be closely affiliated with Pierce Chemical Company. Mr. Robb Anderson, President of Pierce Chemical Company, said today, "The merger with Endogen, Inc. will strengthen PerBio Science's position as a world leader providing biotechnology products for the rapidly growing life science research and drug discovery markets. Endogen's product portfolio adds to our existing product lines and will enable PerBio Science to expand it's offerings of high-tech products for immunologists, molecular biologists and cell biologist."








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PerBio Science AB (the former Perstorp Life Science Division) is a wholly owned subsidiary of Perstorp AB, a global chemistry and materials technology corporation located in Perstorp, Sweden. In October 1999, PerBio Science AB is to be spun off to shareholders and listed on the Stockholm Exchange.

Endogen, Inc. is a supplier of specialty reagents, immunoassay test kits and molecular research products to customers involved in biomedical research, the biotechnology industry and pharmaceutical drug discovery.



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